EXHIBIT 99.37

[OREZONE LOGO] OREZONE RESOURCES, INC.	For Immediate Release June 6, 2002 Symbol: ORZ.TSX

OREZONE AND CORONATION FINALIZE MERGER TERMS

OREZONE RESOURCES INC. (ORZ.TSX) and Coronation International Mining Corporation (traded on OFEX in London) are pleased to announce that they have signed a definitive business combination agreement that will result in the merger of Coronation and Orezone Inc., a wholly-owned subsidiary of Orezone. As per the terms of the business combination agreement, Orezone will issue an aggregate of 21,500,000 class A shares in exchange for all of the 30,856,699 issued and outstanding shares of Coronation. Orezone will also issue a further 12,614,525 class A shares, as well as a note in the amount of $572,095, which is convertible for approximately 2,118,870 Orezone class A shares at a conversion price of $0.27 per Orezone class A share, in satisfaction of certain debts of Coronation. In addition, 3,747,040 outstanding share purchase warrants of Coronation will be converted into approximately 2,610,535 share purchase warrants of Orezone. Orezone has also agreed to guarantee interest free for three years, $1,500,000 in liabilities owed by Coronation to Great Western Mining Company Limited, the principal shareholder of Coronation. Orezone will guarantee this liability as long as it holds title to the Essakan Gold project in Burkina Faso, West Africa.

Contemporaneously with the closing of the transactions contemplated by the business combination agreement, Orezone also expects to complete a non-brokered private placement financing that will raise gross proceeds of $2.5 million through the issuance of 12,500,000 class A shares. Upon closing of the merger and the private placement, Orezone will have approximately 70,943,168 class A shares issued and outstanding (79,584,023 on a fully diluted basis).

The closing of the merger and the private placement is subject to, among other conditions, final regulatory approval, the satisfactory completion of due diligence by both parties and the approval of the shareholders of both Coronation and Orezone. Orezone has already obtained the written consent of a majority of its shareholders to the merger. Coronation intends to hold a shareholder meeting to consider the merger on or about June 24, 2002. The principal shareholder of Coronation, Great Western, has indicated its intention to vote in favour of the merger. The closing of the merger will occur shortly following the receipt of shareholder approval to the merger by the shareholders of Coronation.

For further information please contact:

Orezone Resources Inc. Ron Little, President and CEO 174 Cobourg St., Ottawa, ON, K1N 8H5 613 241 3699 or info@orezone.com website: www.orezone.com	Coronation International Mining Corporation
Suren Mirchandani, Managing Director
London Representative Office, Crown House
108 Aldersgate St., London, EC1A 4JQ
44 207 490 4290, or info@c-i-m-c.com
website: www.c-i-m-c.com